September 6, 2005
BY EDGAR
Ms. Angela Crane
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549-0405
Re:	Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004 of Metso Corporation (File No. 001-14400)
     On behalf of our client, Metso Corporation (the “Company”), we are submitting the following letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that were contained in the Staff’s further comment letter to Mr. Olli Vaartimo of the Company dated August 10, 2005 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “2004 Form 20-F”). This letter supplements the information set forth in the Company’s response letter dated August 5, 2005.
     The responses of the Company to the Staff’s comments in the Comment Letter are set forth below. For your ease of reference, each comment contained in the Comment Letter is printed below in bold and italics and is followed by the Company’s response. Please note that the Company proposes to include the text and table noted in the Company’s response to comment number 1 in the amendment to the 2004 Form 20-F (the “Amended 2004 Form 20-F”) that the Company proposes to file once the Staff’s comments have been resolved. In addition, please note that the Company’s responses to the Staff’s comment number 2 are set forth below each bullet point in the comment.

Note 30 — Differences between Generally Accepted Accounting Principles in Finland and the United States, page F-48
Other

Note 30 — Differences between Generally Accepted Accounting Principles in Finland and the United States, page F-48
1.	Please refer to comment 3 in our letter dated June 30, 2005. We have reviewed your proposed disclosure to be included in your amended 2004 Form 20-F and have the following comments. Please revise to present a summary table in your footnote disclosure showing the impact of each adjustment in total and by fiscal year to which it relates. The table should include a reconciliation that reconciles your net income, shareholder equity and related per share amounts for all period presented in accordance with U.S. GAAP. This restated amount should agree to the total restated as presented. Also, please do not present “as restated” amounts for the individual impact of the restatements that do not agree to the “total” restated amounts on the U.S. GAAP financial statements.

In response to the Staff’s comment, the Company proposes to include in the Amended 2004 Form 20-F the following text and summary table immediately before paragraph “a) Business combination” of Note 30 to the Company’s financial statements.

“The financial statements in accordance with U.S. GAAP have been restated for 2002 and 2003. The below table summarizes the changes made, due to the restatements, in the reconciliation of net income and equity as previously presented. See Notes 30 d) and q) for additional information related to these restatements.

	Year ended December 31,
	2002			2003
	As previously	Impact of	As	As previously	Impact of	As
	reported	Restatement	restated	reported	Restatement	restated
	(€ in millions)
Reconciliation of net income
Net income (loss) in accordance with Finnish GAAP	65	—	65	(258)	—	(258)
U.S. GAAP adjustments:
a) Business combination, net	(8)	—	(8)	(6)	—	(6)
b) Purchase accounting, net	(21)	—	(21)	(6)	—	(6)
c) Amortization of goodwill	52	—	52	47	—	47
d) Impairment of goodwill	—	—	—	(12)	(18)	(30)
e) Impairment of brand names	—	—	—	(13)	—	(13)
f) Fair value of financial derivatives	35	—	35	(24)	—	(24)
g) Pension surplus refund	2	—	2	1	—	1
h) Employee benefit plans	(4)	—	(4)	(2)	—	(2)
i) Restructuring costs	(5)	—	(5)	30	—	30
j) Written put option on subsidiary shares	—	—	—	(5)	—	(5)
l) Net investment hedge	7	—	7	(4)	—	(4)
m) Repurchase commitments	—	—	—	(3)	—	(3)
p) Fees on bond exchange	—	—	—	—	—	—
q) Valuation allowances for deferred tax assets	—	(91)	(91)	—	28	28
r) Discontinued Operations	—	—	—	2	—	2
Deferred tax effect of U.S. GAAP adjustments	(10)	—	(10)	8	—	8

Net income (loss) in accordance with U.S. GAAP	113	(91)	22	(245)	10	(235)

Income (loss) from continuing operations	94	(91)	3	(206)	10	(196)
Discontinued Operations:
Income (loss) from Discontinued Operations, net of income tax expense of €2 million in 2002 and tax benefit of €2 million in 2003	19	—	19	(39)	—	(39)
(Loss) on disposal of Discontinued expense of €9 million	—	—	—	—	—	—

Net income (loss) on Discontinued Operations	19	—	19	(39)	—	(39)

Net income (loss) in accordance with U.S. GAAP	113	(91)	22	(245)	10	(235)

Basic and diluted earnings (loss) per share:
Continuing operations	0.69	(0.67)	0.02	(1.51)	0.07	(1.44)
Discontinued Operations	0.14	—	0.14	(0.29)	—	(0.29)
Total basic and diluted earnings (loss) per share	0.83	(0.67)	0.16	(1.80)	0.07	(1.73)
Weighted average number of common shares outstanding under U.S. GAAP (in thousands):
Basic	136,190	—	136,190	136,190	—	136,190
Diluted	136,190	—	136,190	136,190	—	136,190

	Year ended December 31,
	2002			2003
	As previously	Impact of	As	As previously	Impact of	As
	reported	Restatement	restated	reported	Restatement	restated
	(€ in millions)
Reconciliation of shareholders’ equity
Shareholders’ equity in accordance with Finnish GAAP	1,379	—	1,379	1,024	—	1,024
U.S. GAAP adjustments:
a) Business combination, net	81	—	81	75	—	75
b) Purchase accounting, net	(35)	—	(35)	(41)	—	(41)
c) Amortization of goodwill	63	—	63	110	—	110
d) Impairment of goodwill	—	—	—	(12)	(18)	(30)
e) Impairment of brand names	—	—	—	(13)	—	(13)
f) Fair value of financial derivatives	27	—	27	3	—	3
g) Pension surplus refund	(1)	—	(1)	(0)	—	(0)
h) Employee benefit plans	(59)	—	(59)	(52)	—	(52)
i) Restructuring costs	—	—	—	30	—	30
j) Written put option on subsidiary shares	—	—	—	(5)	—	(5)
k) Investments	3	—	3	6	—	6
m) Repurchase commitments	—	—	—	(3)	—	(3)
n) Treasury stock	(1)	—	(1)	(1)	—	(1)
o) Translation difference	(47)	—	(47)	(70)	(2)	(72)
p) Fees for bond exchange	—	—	—	—	—	—
q) Valuation allowances for deferred tax assets	—	(91)	(91)	—	(48)	(48)
r) Discontinued Operations	—	—	—	2	—	2
Deferred tax effect of U.S. GAAP adjustments	9	—	9	13	—	13

Shareholders’ equity in accordance with U.S. GAAP	1,419	(91)	1,328	1,066	(68)	998

In response to the Staff’s comment, the Company proposes to replace in their entirety paragraphs (d) “Impairment of goodwill” and (q) “Valuation allowances for deferred tax assets” of Note 30 as they currently stand in the 2004 Form 20-F in the manner set forth below under the heading “Proposed Disclosure to be Included in the Amended 2004 Form 20-F” below. This revised disclosure would be included in the Amended 2004 Form 20-F.

In response to your request to provide this information in future filings, the Company notes that, pursuant to FAS 154 paragraph 26, this level of disclosure in future filings is not required in accordance with the above guidance. Accordingly and respectfully, it would be the Company’s intention to not include this level of information in its future filings other than its Amended 2004 Form 20-F for these restatement items.

Proposed Disclosure to be Included in the Amended 2004 Form 20-F

“d) Impairment of goodwill

Under U.S. GAAP, as a result of the adoption of SFAS 141 and SFAS 142, goodwill and certain intangible assets having indefinite lives are no longer subject to amortization. Their book values are tested annually for impairment, or more frequently, if facts and circumstances indicate the need. Fair value measurement techniques, such as the discounted cash flow methodology, are utilized to assess potential impairments. The testing is performed on the reporting unit level, which can be either a reportable segment or one level below reportable segment. In the discounted cash flow method, Metso discounts forecasted performance plans to their present value. The discount rate utilized is the weighted average cost of capital for the reporting unit, calculated as the opportunity cost to all capital providers weighted by their relative contribution to the reporting unit’s total capital and the risk associated with the cash flows and the timing of the cash flows. Comparison methods (e.g., peer comparables) and other estimation techniques are used to verify the reasonableness of the fair values derived from the discounted cash flow assessments.

Upon adoption of SFAS 142 as of January 1, 2002, Metso completed the transitional impairment test and concluded that there was no impairment of goodwill or identifiable intangibles with indefinite lives. Metso also completed this annual impairment test as of September 30, 2002 and no impairment in the carrying value was recorded as a result of those tests. In 2003, as a result of tightened competition, reduced demand in certain market areas and the development of exchange rates, especially the impact of the weakened U.S. dollar, the operating profits of Metso Minerals operations were lower than expected. As of September 30, 2003, upon completion of the first step of the annual impairment assessment, based on updated forecasted plans approved by the Board of Directors, it was determined that a potential risk of impairment existed, since the carrying values exceeded the fair values of certain Metso Minerals’ reporting units. The second step of the impairment test compared the implied fair value of these reporting units goodwill to the corresponding carrying value of goodwill. The outcome of the second step was that the carrying value of goodwill of such reporting units exceeded the implied fair value of the goodwill by €224 million (as restated, see below). Accordingly, an impairment loss of this amount was recognized.

Concurrently, Metso performed an impairment assessment of its goodwill under Finnish GAAP, which resulted in an impairment loss of €205 million, see Note 11. The difference in the amount of the goodwill impairment under Finnish GAAP versus U.S. GAAP, adjusted for goodwill reversed in the business combination under U.S.GAAP, has been reported in the reconciliation of income statement and shareholders equity of Note 30. The business combination has been explained in Note 30 (a).

In conjunction with the transition to IFRS, in 2004, the Company undertook a complete review of the defined pension benefit liability under IAS 19. In the course of this review, an error was detected in the purchase accounting related to the U.S. GAAP pension liability recorded in the acquisition of Svedala in 2001 (see note b) on purchase accounting). In order to correctly record this pension liability in accordance with U.S. GAAP, the balance sheet at the time of acquisition would have reflected an additional pension liability of €20 million, net of tax effect of €8 million, instead of a pension asset of €6 million, net of tax effect of €2 million, as reported prior to the restatement. The corresponding increase to goodwill would have been €26 million, which would have been allocated to the underlying reporting units in accordance with SFAS 142. The 2002 and 2003 financial statements, in accordance with U.S. GAAP, have been restated to reflect the impact of adjustments made to the pension assets and liabilities combined with the increase in goodwill from the Svedala acquisition in 2001.

In 2003, the Company recorded an impairment charge on its goodwill. After consideration of this additional goodwill, the impairment charge in 2003, under U.S. GAAP, would have been increased as a result of this additional goodwill. As a result, the restated U.S. GAAP income statement reflects an additional impairment loss of €18 million in 2003. The impact of this restatement on the U.S. GAAP financial statements has been summarised in Note 30 (see Note 30).

In the year ended December 31, 2004, Metso performed its annual impairment test and concluded that there were no indications of impairment.

An analysis of goodwill by reporting segment under U.S. GAAP, as restated is given below:

	Paper	Automation	Minerals	Ventures	Discontinued	Total
	(€ in millions)
2003:
As of January 1, 2003	84	25	512	16	190	827
Translation difference	(11)	(1)	(18)	0	(6)	(36)
Increases	—	—	—	—	—	—
Impairment	—	—	(175)	—	(49)	(224)
Decreases	—	—	—	—	—	—

As of December 31, 2003	73	24	319	16	135	567

2004:
Translation difference	(3)	(1)	(6)	1	—	(9)
Increases	1	0	—	—	—	1
Decreases	—	(0)	(4)	—	(135)	(139)

As of December 31, 2004	71	23	309	17	—	420

An analysis of identifiable intangible assets under U.S. GAAP is given below:

				Order	Other intangible
	Brand Names		Customer Value	Backlog	assets	Total
			(€ in millions)
2003:
As of January 1, 2003	55		64	30	133	282
Translation difference	(3)		(1)	—	(3)	(7)
Additions	—		—	—	39	39
Decreases	(13	)(1)	—	—	(3)	(16)
Accumulated amortization expense	—		(24)	(30)	(84)	(138)

As of December 31, 2003	39		39	—	82 (2)	160

2004:
As of January 1, 2004	39		63	—	166	268
Translation difference	4		(0)	—	(1)	3
Additions	—		—	—	25	25
Decreases	(29)		(6)	—	(32)	(67)
Accumulated amortization expense	—		(30)	—	(80)	(110)

As of December 31, 2004	14		27	—	78 (2)	119

(1)	Impairment loss on brand names (see adjustment e) impairment of brand names).

(2)	Includes patents and licenses for a net book value of €32 million and €39 million for the years ended December 31, 2003 and December 31, 2004, respectively.
Brand names have been designated as intangible assets with an indefinite life under U.S. GAAP and, as such, have not been amortized. Under Finnish GAAP, brands continue to be amortized, for the reversal of amortization cost, see note b) on purchase accounting.
For the year ended December 31, 2004, the amortization expense of the other identifiable intangible assets subject to amortization was €22 million. The amortization expense is expected to be €22 million, €22 million, €22 million, €17 million and €13 million for the years ended December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

q) Valuation allowances for deferred tax assets

Under Finnish GAAP, deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Available evidence includes internal projections of future earnings which are utilized to assess the probability that the deferred tax assets will not be realized. Under U.S. GAAP, if there is objective negative evidence, such as cumulative losses for recent years, the weight given to positive evidence would be commensurate with extent to which it can be objectively verified. As a result, internal projections normally would not be assigned any significant weight in assessing the need for a valuation allowance.

In addition, in accordance with Finnish GAAP, the need for a valuation allowance is assessed based only on the deferred tax assets which are expected to be utilized over a reasonable time in the future. In determining the need for a valuation allowance in accordance with U.S. GAAP, a company is required to consider taxable income that will arise within the statutory period over which the deferred tax asset may be utilized.

Due to these items, differences may arise in regards to the determination of the valuation allowance under Finnish GAAP versus U.S. GAAP.

In connection with the preparation of the annual report on Form 20-F, an error was detected in the 2002 and 2003 financial statements regarding the application of the provisions for valuation allowances related to deferred tax assets as required by Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“FAS 109”). In accordance with FAS 109, the determination of the amount of a valuation allowance is based on the weight of all available evidence, both positive and negative. When negative evidence exists, such as cumulative losses for recent years as is the case in the Company’s U.S. operations, projections of future taxable income will generally not be sufficient to overcome the negative evidence of cumulative losses. When positive evidence exists, such as taxable income, as is the case in the Company’s German operations, the valuation allowance should reflect that amount which is more likely than not to not be realized within the statutory period over which the deferred tax asset may be utilized.

In order to correctly record the valuation allowance in accordance with FAS 109, an additional valuation allowance related to the Company’s U.S. operations of €91 million has been recorded as of December 31, 2002, with a corresponding increase to deferred income tax expense. In 2003, the consolidated balance sheet would still reflect substantially a full valuation allowance for the U.S. deferred tax assets; however, the amounts previously recognized in 2003 to increase this valuation allowance would have been recorded in the previous year as noted above. In addition, the amount previously recognized as a valuation allowance related to the German operations has been reversed in 2003. The impact of this restatement on the U.S. GAAP financial statements has been summarized in Note 30 (see Note 30).

Under Finnish GAAP, the balance sheet presentation of deferred taxes differs from the presentation requirements set forth in U.S. GAAP, see Note 8 for Finnish GAAP disclosure.

Under U.S. GAAP, the current and non-current deferred tax liabilities and assets are presented as a net current and as a net non-current amount, consistent with the classification of the related assets and liabilities having generated the deferred tax. The classification is made for each separate tax-paying component within each taxing jurisdiction. Following table presents the deferred tax assets and liabilities under U.S. GAAP according to the presentation prescribed by SFAS 109 Accounting for Income Taxes :

	As of December 31,
	2003	2004
	(€ in millions)
Non-current assets
Tax losses carried forward	171	210
Other	31	38
Valuation allowance	(106)	(106)

	96	142
Current assets
Inventory	23	19
Reserves	34	31
Accruals	37	32
Medical benefits	15	2
Other	5	3
Valuation allowance	(55)	(49)

	59	38
Current liabilities
Inventory	0	(0)
Inventory	(1)	0

	(1)	0

Non-current liabilities
Fixed assets	(53)	(4)
Purchase price adjustments	(37)	(40)
Tax allocation reserve	(12)	(0)
Other	(2)	(0)

	(104)	(44)

Deferred tax asset, net	50	136

Other
2.	We note the extraordinary income and expenses recorded in 2000 and 2001 under Finnish GAAP. To help us better understand the trends in your operating results:
•	Please separately describe to us the transactions that resulted in these amounts being recorded,
In 2000, we recorded in the income statement under Finnish GAAP, as extraordinary items, the following events and transactions:

Description of event:
1.	Capital gain on disposal of Timberjack
Timberjack, reported as part of the Machinery segment, was disposed on April 28, 2000, to John Deere for an aggregate price of EUR 644 million, resulting in a capital gain, net of taxes, of EUR 275 million under Finnish GAAP. Under US GAAP, the gain on disposal amounted to EUR 326 million, net of taxes. The difference in the amounts recorded, relate to the accounting of the Valmet-Rauma merger in 1999. Timberjack was a part of Rauma. Under Finnish GAAP, the merger qualified as a pooling of interest, whereas under US GAAP the acquisition qualified as a purchase.
2.	Realized losses on currency derivatives caused by the delay in the acquisition of Svedala Industri AB
In July 2000, we made an offer of SEK 9,118 million (EUR 1,032 million) to acquire the entire share capital of the Swedish group, Svedala. We entered into short-term currency forward contracts to mitigate the foreign exchange risk, in anticipation of the acquisition closing before the end of 2000. However, regulatory approvals were not granted before the end of 2000, and as such, we decided not to continue with the currency forwards and therefore they did not qualify for hedge accounting under Finnish GAAP. As such, the accumulated losses on these forwards were recorded as extraordinary items under Finnish GAAP.

In 2001, we recorded in the income statement under Finnish GAAP, as extraordinary items, the following events and transactions:

Description of events:
3.	Accounting adjustments in Metso Automation’s US operations
In July 1999, Valmet and Rauma merged which created Metso OYJ (the company). Due to integration issues, including restructuring of personnel, production line transfers between plants and new system implementations at the various locations, management made certain estimates when preparing the 2000 year end financial statements for the US operations. Upon completion of the integration activities in 2001, management recorded an adjustment of €5 million, net of tax effect of €3 million, which related to 2000 and an adjustment of €3 million, net of tax of €2 million, related to the first quarter of 2001. The adjustments were for correction of errors relating to the 2000 year end, caused by unreconcilable differences in cash, accounts receivable, accounts payable, inventory and fixed assets, as well as changes in estimates and errors related to various asset valuation accounts and expense accruals. The €5 million adjustment related to 2000 was recorded as extraordinary income/loss under Finnish GAAP in 2001.
4.	Inventory adjustments in Metso Engineering’s German operations
In 2001, during the course of performing an internal review on their subsidiaries, Metso Drives management (a business within Metso Engineering) noted high inventory balances at the German operations of a business acquired in 1999. A detailed review of the accounts at these operations was performed. As a result of the review, management determined WIP inventory had been overstated in 2000 by €3 million due to errors in the calculation. This adjustment was recorded as extraordinary income/loss under Finnish GAAP in 2001.
•	Describe clearly any differences between the accounting and reporting of these transactions under Finnish GAAP and U.S. GAAP and quantify any adjustments you recorded as part of the Finnish GAAP to U.S. GAAP reconciliation, and
Under Finnish GAAP extraordinary income and expenses arise from events, which are clearly distinct from the company’s ordinary activities, which are exceptional in nature and significant to the business. In Finland one-time events, which are infrequent and exceptional in their nature are classified as extraordinary items. Also, under Finnish GAAP in 2000 and 2001, any corrections and adjustments to previous years, were recorded through the income statement in extraordinary items rather than to shareholders’ equity. (Subsequently in 2005, Finnish GAAP changed and now requires material prior year adjustments to be recorded in shareholders’ equity.)

The above items recorded in extraordinary income and expense under Finnish GAAP in 2000 qualified for this treatment as we deemed these events to be clearly distinct from our ordinary activities, exceptional in nature and significant for this presentation, as these items related to disposal of a major business line (Timberjack) and currency forwards entered into and then subsequently cancelled due to the delay of the Svedala acquisition. We deemed these items to be significant for this classification as they related to infrequent events and would be more transparent to the Finnish investors if classified as such.

Under U.S. GAAP these items would not have qualified as extraordinary items. The Timberjack gain on disposal qualified as discontinued operations and was accounted for and disclosed as such in our 2000 U.S. GAAP reconciliation and accompanying footnote 31(o). The foreign currency forwards did not qualify for hedge accounting under U.S. GAAP and as such was recorded in income from continuing operations in the 2000 U.S. GAAP reconciliation and disclosed in accompanying footnote 31(o).

The above items recorded in extraordinary income and expense under Finnish GAAP in 2001 qualified for this treatment as we deemed these events to be clearly distinct from our ordinary activities, exceptional in nature, relating to prior year adjustments and significant for presentation. We deemed these items to be material for this classification as they related to exceptional events and prior year adjustments and would be more transparent to the Finnish investors if classified as such.

Under U.S. GAAP, these items would not have qualified as extraordinary items, as they related to correction of errors and changes in estimates. As such, we performed a SAB 99 assessment to determine if these items required restatement under U.S. GAAP. In performing this assessment of the corrections of errors and changes in estimates, we took the most conservative approach and considered all of the adjustments to be corrections of errors. Based on our quantitative analysis (see below) and our consideration of the 9 qualitative factors sited in SAB 99 (see below), we concluded at that time and continue to conclude today, that these items were/are immaterial for restatement.

Quantitative:
Impact on US GAAP Financial Statements:

	2000	2001
Adjustment to Shareholders’ Equity	-8	8
as % of total Equity	0.5%	0.5%

Adjustment to Net Income	-8	8
as % of Net Income	2.0%	6.3%

Adjustment to earnings per share	-0.06	0.06
as % of earnings per share	-2%	6.5%

Adjustment to Income from Continuing operations	-8	N/A
as % of continuing operations	11.4%	N/A

Adjustment to earnings per share Continuing operations	-0.06	N/A
as % of earnings per share continuing operations	11.5%	N/A
Qualitative:
     SAB 99 requires a qualitative analysis to be performed alongside a quantitative analysis to determine if an item is material (in this case for restatement). Among the consideration of factors that may render the item material are the following:

1.	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate:
a.	The adjustments considered in our SAB 99 assessment arose from business integration and management turnover issues. In 2001, we determined these adjustments were necessary for the amounts stated above. However, there is some imprecision as to whether all of the adjustments are corrections of errors or changes in management’s estimates.
2.	whether the misstatement masks a change in earnings or other trends
a.	Had the misstatement been recorded in 2000 (the year to which the adjustments relate) there would be a 2% decrease in both net income and earnings per share and a 11% decrease in both income from continuing operations and earnings per share from continuing operations. However, we considered if these changes in earnings would impact our investors and analyst’s decision making capability. We determined these changes would not adversely impact their decisions as at that time they were only monitoring our Finnish GAAP (primary GAAP) results.
3.	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise
a.	A restatement of our US GAAP results would not have caused the Company to fail to meet expectations, as our analyst’s at that time were defining their expectations based on our Finnish GAAP results.
4.	whether the misstatement changes a loss into income or vice versa
a.	No. If the amounts were to be restated in 2000, the company would still report significant income.
5.	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability
a.	The misstatements would have affected 2 segments (€5M Metso Automation and €3M Metso Engineering). In 2000 and 2001, the segment which played a significant role in the company’s operations/profitability is the Paper segment, which is the business on which Metso was founded and which their investors monitor closely. Also, in 2000 and 2001, upon the announcement and completion of the Svedala acquisition, the Metso Minerals segment became increasingly important.
6.	whether the misstatement affects the registrant’s compliance with regulatory requirements
a.	No. The misstatements do not affect the company’s compliance with regulatory requirements.
7.	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements
a.	No. The misstatements do not affect the company’s compliance with loan covenants or other contractual requirements
8.	whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation
a.	The misstatements did not affect that decision to award management a bonus as those decisions are based only on Finnish GAAP results and as such a US GAAP restatement would not impact this decision.

9.	whether the misstatement involves concealment of an unlawful transaction
a.	The misstatements are changes in management’s estimates and errors, which are not related to management’s concealment of any unlawful transactions.
•	In particular, please clearly describe the “accounting adjustments” in Metso Automation’s US operations included in the caption.
Please see description of events #3 “Accounting Adjustments in Metso Automation’s US Operations.”

The Company would be grateful if the Staff could provide any comments at its earliest convenience or confirm its satisfaction with the responses set forth above. If the Staff wishes to discuss the responses provided above, please do not hesitate to contact Petri Haussila of White & Case LLP at +358 9 228 641 or Olli Vaartimo of the Company at +358 204 84 3010.
Sincerely,
Petri Haussila
cc:	Olli Vaartimo, Metso Corporation Eric Atallah, U.S. Securities and Exchange Commission Martin James, U.S. Securities and Exchange Commission